MTU Aero Engines

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

BY COURIER

Ulrich Passow
Dept. AR

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW [redacted]
Washington, DC 20549

08000481

Munich, Januar 21, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on December 21, 2007

2) Notification of securities transactions by a member of the management board, dated January 16, 2008

3) Notification of securities transactions by a member of the management board, dated January 17, 2008

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

MTU Aero Engines GmbH
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 154230
VAT REG No.: DE 238391310

Bank Details:
Commerzbank AG, Munich
Bank Sorting Code: 700 400 41
Euro Bank Account: 220 400 600
HypoVereinsbank AG, Munich
Bank Sorting Code: 700 202 70
USD Bank Account: 802 828 659

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

Tel. (0 89) 14 89 38 04
Fax (0 89) 14 89 58 14
Ref.

MTU Aero Engines

Ulrich Passow
Dept. AR

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Freitag, 21. Dezember 2007 16:53

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

From: newsroom@dgap.de

Sent: 21.12.2007 16:52:30

Subject: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

To: FERINO, Petra

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

21.12.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

1. Meldung
Die Firma UBS AG mit Sitz in Zürich, Schweiz, hat uns mit Schreiben vom 21. Dezember 2007 folgendes mitgeteilt:
Hiermit teilen wir Ihnen gemäss § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der MTU Aero Engines Holding AG (ISIN:DE000A0D9PT0), Dachauer Straße 665, 80995 München am 17. Dezember 2007 die Schwelle von 3 % überschritten hat und nun 3.65 % (2'009'431 Stimmrechtsaktien) beträgt.

2. Meldung
Die Firma UBS AG mit Sitz in Zürich, Schweiz, hat uns mit Schreiben vom 21. Dezember 2007 folgendes mitgeteilt:
Hiermit teilen wir Ihnen gemäss § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der MTU Aero Engines Holding AG (ISIN:DE000A0D9PT0), Dachauer Straße 665, 80995 München am 18. Dezember 2007 die Schwelle von 3 % unterschritten hat und nun 2.07 % (1'139'844 Stimmrechtsaktien) beträgt.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	21.12.2007 16:51

	Reuters	21.12.2007 16:51
	vwd	21.12.2007 16:51

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	21.12.2007 16:51
	dpa-afx	21.12.2007 16:51
	dgap.de	21.12.2007 16:51
	FTD	21.12.2007 16:51

Europäische Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	21.12.2007 16:51
	Belgien	De Tijd	21.12.2007 16:51
	Belgien	Belga	21.12.2007 16:51
	Bulgarien	Pari	21.12.2007 16:51
	Bulgarien	econ.bg	21.12.2007 16:51
	Bulgarien	BTA	21.12.2007 16:51
	Dänemark	Borsen	21.12.2007 16:51
	Dänemark	ErhvervsBladet	21.12.2007 16:51
	Estland	Postimees	21.12.2007 16:51
	Estland	Eesti Ekspress	21.12.2007 16:51
	Estland/Lettland/Litauen	BNS	21.12.2007 16:51
	Finnland	Kauppalehti Oy	21.12.2007 16:51
	Finnland	Helsingin Sanomat	21.12.2007 16:51
	Frankreich	Les Echos	21.12.2007 16:51

	Frankreich	boursier.com	21.12.2007 16:51
	Frankreich	AFP	21.12.2007 16:51
	Griechenland	Express	21.12.2007 16:51
	Griechenland	Reporter.gr	21.12.2007 16:51
	Griechenland	ANA	21.12.2007 16:51
	Großbritannien	The Financial Times	21.12.2007 16:51
	Großbritannien	FT.com	21.12.2007 16:51
	Großbritannien/Irland	Press Association	21.12.2007 16:51
	Irland	Irish Independent	21.12.2007 16:51
	Irland	The Irish Times	21.12.2007 16:51
	Island	Vidskiptabladid	21.12.2007 16:51
	Island	mbl.is	21.12.2007 16:51
	Italien	Il Sole 24 Ore	21.12.2007 16:51
	Italien	AGI	21.12.2007 16:51
	Kroatien	Poslovni dnevnik	21.12.2007 16:51
	Kroatien	Banka magazine	21.12.2007 16:51
	Kroatien	Hina	21.12.2007 16:51
	Lettland	Dienas Bizness	21.12.2007 16:51
	Lettland	FinanceNet	21.12.2007 16:51
	Liechtenstein	Liechtensteiner Volksblatt	21.12.2007 16:51
	Liechtenstein	Radio Liechtenstein	21.12.2007 16:51
	Litauen	Verslo Zinios	21.12.2007 16:51
	Luxemburg	Luxemburger Wort	21.12.2007 16:51
	Luxemburg	wort.lu	21.12.2007 16:51

Malta	Independent	21.12.2007 16:51
Malta	The Times of Malta	21.12.2007 16:51
Niederlande	Financieele Dagblad	21.12.2007 16:51
Niederlande	IEX.nl	21.12.2007 16:51
Niederlande	ANP	21.12.2007 16:51
Norwegen	aftenposten.no	21.12.2007 16:51
Norwegen	Aftenposten	21.12.2007 16:51
Norwegen	NTB	21.12.2007 16:51
Polen	Gazeta Prawna	21.12.2007 16:51
Polen	Parkiet	21.12.2007 16:51
Polen	PAP	21.12.2007 16:51
Portugal	Expresso	21.12.2007 16:51
Portugal	Lusa	21.12.2007 16:51
Portugal	Diario Economico	21.12.2007 16:51
Rumänien	Capital	21.12.2007 16:51
Rumänien	Ziarul financiar	21.12.2007 16:51
Rumänien	Rompres	21.12.2007 16:51
Schweden	Dagens Industri	21.12.2007 16:51
Schweden	e24	21.12.2007 16:51
Schweden	TT	21.12.2007 16:51
Schweiz	AWP	21.12.2007 16:51
Schweiz	Finanz und Wirtschaft	21.12.2007 16:51
Schweiz	finanzinfo.ch	21.12.2007 16:51
Skandinavien / Baltikum	OMX Group	21.12.2007 16:51

Slowakei	Hospodarske noviny	21.12.2007 16:51
Slowakei	oPeniazoch	21.12.2007 16:51
Slowakei	TASR	21.12.2007 16:51
Slowenien	Finance	21.12.2007 16:51
Slowenien	Kapital (not daily)	21.12.2007 16:51
Slowenien	STA	21.12.2007 16:51
Spanien	La Gacetta	21.12.2007 16:51
Spanien	CincoDias	21.12.2007 16:51
Spanien	EFE	21.12.2007 16:51
Tschechische Republik	Hospodarske Noviny	21.12.2007 16:51
Tschechische Republik	hn.ihned.cz	21.12.2007 16:51
Tschechische Republik	CTK	21.12.2007 16:51
Ungarn	MTI	21.12.2007 16:51
Ungarn	magyartokepiac.hu	21.12.2007 16:51
Ungarn	Magyar Tokepiac	21.12.2007 16:51
Zypern	xak.com	21.12.2007 16:51
Zypern	CNA	21.12.2007 16:51
Zypern	Financial Mirror	21.12.2007 16:51
Österreich	WirtschaftsBlatt	21.12.2007 16:51
Österreich	wirtschaftsblatt.at	21.12.2007 16:51
Österreich	APA	21.12.2007 16:51

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Freitag, 18. Januar 2008 11:22
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Behle
Vorname: Egon Wilhelm
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 16.01.2008
Kurs/Preis: 33,17538
Währung: EUR
Stückzahl: 1000,00
Gesamtvolumen: 33175,38
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
809 95 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 18.01.2008

Finanznachrichten übermittelt durch die DGAP
ID 4974

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Behle
First name: Egon Wilhelm
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 16.01.2008
Price: 33.17538
Currency: EUR
No. of items: 1000 .00
Total amount traded: 33175.38
Place: XETRA

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 18.01.2008

Financial News transmitted by DGAP
ID 4974

-

End of news

DGAP regulatory service

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	18.01.2008 11:19
Reuters	18.01.2008 11:19
vwd	18.01.2008 11:19

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	18.01.2008 11:19
dpa-afx	18.01.2008 11:19
dgap.de	18.01.2008 11:19
FTD	18.01.2008 11:19

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	18.01.2008 11:19
Belgien	De Tijd	18.01.2008 11:19
Belgien	Belga	18.01.2008 11:19
Bulgarien	Pari	18.01.2008 11:19
Bulgarien	econ.bg	18.01.2008 11:19
Bulgarien	BTA	18.01.2008 11:19
Dänemark	Borsen	18.01.2008 11:19
Dänemark	ErhvervsBladet	18.01.2008 11:19
Estland	Postimees	18.01.2008 11:19
Estland	Eesti Ekspress	18.01.2008 11:19
Estland/Lettland/Litauen	BNS	18.01.2008 11:19
Finnland	Kauppalehti Oy	18.01.2008 11:19
Finnland	Helsingin Sanomat	18.01.2008 11:19
Frankreich	Les Echos	18.01.2008 11:19
Frankreich	boursier.com	18.01.2008 11:19
Frankreich	AFP	18.01.2008 11:19
Griechenland	Express	18.01.2008 11:19
Griechenland	Reporter.gr	18.01.2008 11:19
Griechenland	ANA	18.01.2008 11:19
Großbritannien	The Financial Times	18.01.2008 11:19
Großbritannien	FT.com	18.01.2008 11:19
Großbritannien/Irland	Press Association	18.01.2008 11:19
Irland	Irish Independent	18.01.2008 11:19

Irland	The Irish Times	18.01.2008 11:19
Island	Vidskiptabladid	18.01.2008 11:19
Island	mbl.is	18.01.2008 11:19
Italien	Il Sole 24 Ore	18.01.2008 11:19
Italien	AGI	18.01.2008 11:19
Kroatien	Poslovni dnevnik	18.01.2008 11:19
Kroatien	Banka magazine	18.01.2008 11:19
Kroatien	Hina	18.01.2008 11:19
Lettland	Dienas Bizness	18.01.2008 11:19
Lettland	FinanceNet	18.01.2008 11:19
Liechtenstein	Liechtensteiner Volksblatt	18.01.2008 11:19
Liechtenstein	Radio Liechtenstein	18.01.2008 11:19
Litauen	Verslo Zinios	18.01.2008 11:19
Luxemburg	Luxemburger Wort	18.01.2008 11:19
Luxemburg	wort.lu	18.01.2008 11:19
Malta	Independent	18.01.2008 11:19
Malta	The Times of Malta	18.01.2008 11:19
Niederlande	Financieele Dagblad	18.01.2008 11:19
Niederlande	IEX.nl	18.01.2008 11:19
Niederlande	ANP	18.01.2008 11:19
Norwegen	aftenposten.no	18.01.2008 11:19
Norwegen	Aftenposten	18.01.2008 11:19
Norwegen	NTB	18.01.2008 11:19
Polen	Gazeta Prawna	18.01.2008 11:19

Polen	Parkiet	18.01.2008 11:19
Polen	PAP	18.01.2008 11:19
Portugal	Expresso	18.01.2008 11:19
Portugal	Lusa	18.01.2008 11:19
Portugal	Diario Economico	18.01.2008 11:19
Rumänien	Capital	18.01.2008 11:19
Rumänien	Ziarul financiar	18.01.2008 11:19
Rumänien	Rompres	18.01.2008 11:19
Schweden	Dagens Industri	18.01.2008 11:19
Schweden	e24	18.01.2008 11:19
Schweden	TT	18.01.2008 11:19
Schweiz	AWP	18.01.2008 11:19
Schweiz	Finanz und Wirtschaft	18.01.2008 11:19
Schweiz	finanzinfo.ch	18.01.2008 11:19
Skandinavien / Baltikum	OMX Group	18.01.2008 11:19
Slowakei	Hospodarske noviny	18.01.2008 11:19
Slowakei	oPeniazoch	18.01.2008 11:19
Slowakei	TASR	18.01.2008 11:19
Slowenien	Finance	18.01.2008 11:19
Slowenien	Kapital (not daily)	18.01.2008 11:19
Slowenien	STA	18.01.2008 11:19
Spanien	La Gacetta	18.01.2008 11:19
Spanien	CincoDias	18.01.2008 11:19
Spanien	EFE	18.01.2008 11:19

Tschechische Republik	Hospodarske Noviny	18.01.2008 11:19
Tschechische Republik	hn.ihned.cz	18.01.2008 11:19
Tschechische Republik	CTK	18.01.2008 11:19
Ungarn	MTI	18.01.2008 11:19
Ungarn	magyartokepiac.hu	18.01.2008 11:19
Ungarn	Magyar Tokepiac	18.01.2008 11:19
Zypern	xak.com	18.01.2008 11:19
Zypern	CNA	18.01.2008 11:19
Zypern	Financial Mirror	18.01.2008 11:19
Österreich	WirtschaftsBlatt	18.01.2008 11:19
Österreich	wirtschaftsblatt.at	18.01.2008 11:19
Österreich	APA	18.01.2008 11:19

Von: newsroom@dgap.de
Gesendet: Freitag, 18. Januar 2008 11:52
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Behle
Vorname: Egon Wilhelm
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 17.01.2008
Kurs/Preis: 33,00
Währung: EUR
Stückzahl: 2000,00
Gesamtvolumen: 66000,00
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 18.01.2008

Finanznachrichten übermittelt durch die DGAP
ID 4975

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Behle
First name: Egon Wilhelm
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 17.01.2008
Price: 33.00
Currency: EUR
No. of items: 2000.00
Total amount traded: 66000.00
Place: XETRA

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 18.01.2008

Financial News transmitted by DGAP
ID 4975

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	18.01.2008 11:49
Reuters	18.01.2008 11:49
vwd	18.01.2008 11:49

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	18.01.2008 11:49
dpa-afx	18.01.2008 11:49
dgap.de	18.01.2008 11:49
FTD	18.01.2008 11:49

Europäische Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	18.01.2008 11:49
	Belgien	De Tijd	18.01.2008 11:49
	Belgien	Belga	18.01.2008 11:49
	Bulgarien	Pari	18.01.2008 11:49
	Bulgarien	econ.bg	18.01.2008 11:49
	Bulgarien	BTA	18.01.2008 11:49
	Dänemark	Borsen	18.01.2008 11:49
	Dänemark	ErhvervsBladet	18.01.2008 11:49
	Estland	Postimees	18.01.2008 11:49
	Estland	Eesti Ekspress	18.01.2008 11:49
	Estland/Lettland/Litauen	BNS	18.01.2008 11:49
	Finnland	Kauppalehti Oy	18.01.2008 11:49
	Finnland	Helsingin Sanomat	18.01.2008 11:49
	Frankreich	Les Echos	18.01.2008 11:49
	Frankreich	boursier.com	18.01.2008 11:49
	Frankreich	AFP	18.01.2008 11:49
	Griechenland	Express	18.01.2008 11:49
	Griechenland	Reporter.gr	18.01.2008 11:49
	Griechenland	ANA	18.01.2008 11:49
	Großbritannien	The Financial Times	18.01.2008 11:49
	Großbritannien	FT.com	18.01.2008 11:49
	Großbritannien/Irland	Press Association	18.01.2008 11:49
	Irland	Irish Independent	18.01.2008 11:49

Irland	The Irish Times	18.01.2008 11:49
Island	Vidskiptabladid	18.01.2008 11:49
Island	mbl.is	18.01.2008 11:49
Italien	Il Sole 24 Ore	18.01.2008 11:49
Italien	AGI	18.01.2008 11:49
Kroatien	Poslovni dnevnik	18.01.2008 11:49
Kroatien	Banka magazine	18.01.2008 11:49
Kroatien	Hina	18.01.2008 11:49
Lettland	Dienas Bizness	18.01.2008 11:49
Lettland	FinanceNet	18.01.2008 11:49
Liechtenstein	Liechtensteiner Volksblatt	18.01.2008 11:49
Liechtenstein	Radio Liechtenstein	18.01.2008 11:49
Litauen	Verslo Zinios	18.01.2008 11:49
Luxemburg	Luxemburger Wort	18.01.2008 11:49
Luxemburg	wort.lu	18.01.2008 11:49
Malta	Independent	18.01.2008 11:49
Malta	The Times of Malta	18.01.2008 11:49
Niederlande	Financieele Dagblad	18.01.2008 11:49
Niederlande	IEX.nl	18.01.2008 11:49
Niederlande	ANP	18.01.2008 11:49
Norwegen	aftenposten.no	18.01.2008 11:49
Norwegen	Aftenposten	18.01.2008 11:49
Norwegen	NTB	18.01.2008 11:49
Polen	Gazeta Prawna	18.01.2008 11:49

Polen	Parkiet	18.01.2008 11:49
Polen	PAP	18.01.2008 11:49
Portugal	Expresso	18.01.2008 11:49
Portugal	Lusa	18.01.2008 11:49
Portugal	Diario Economico	18.01.2008 11:49
Rumänien	Capital	18.01.2008 11:49
Rumänien	Ziarul financiar	18.01.2008 11:49
Rumänien	Rompres	18.01.2008 11:49
Schweden	Dagens Industri	18.01.2008 11:49
Schweden	e24	18.01.2008 11:49
Schweden	TT	18.01.2008 11:49
Schweiz	AWP	18.01.2008 11:49
Schweiz	Finanz und Wirtschaft	18.01.2008 11:49
Schweiz	finanzinfo.ch	18.01.2008 11:49
Skandinavien / Baltikum	OMX Group	18.01.2008 11:49
Slowakei	Hospodarske noviny	18.01.2008 11:49
Slowakei	oPeniazoch	18.01.2008 11:49
Slowakei	TASR	18.01.2008 11:49
Slowenien	Finance	18.01.2008 11:49
Slowenien	Kapital (not daily)	18.01.2008 11:49
Slowenien	STA	18.01.2008 11:49
Spanien	La Gacetta	18.01.2008 11:49
Spanien	CincoDias	18.01.2008 11:49
Spanien	EFE	18.01.2008 11:49

Tschechische Republik	Hospodarske Noviny	18.01.2008 11:49
Tschechische Republik	hn.ihned.cz	18.01.2008 11:49
Tschechische Republik	CTK	18.01.2008 11:49
Ungarn	MTI	18.01.2008 11:49
Ungarn	magyartokepiac.hu	18.01.2008 11:49
Ungarn	Magyar Tokepiac	18.01.2008 11:49
Zypern	xak.com	18.01.2008 11:49
Zypern	CNA	18.01.2008 11:49
Zypern	Financial Mirror	18.01.2008 11:49
Österreich	WirtschaftsBlatt	18.01.2008 11:49
Österreich	wirtschaftsblatt.at	18.01.2008 11:49
Österreich	APA	18.01.2008 11:49

END